Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	April 23, 2015 NR#15-02

Widest Intercepts to Date Extend
High-Grade Valdecañas Vein to Depth

405 g/t (11.8 opt) silver – capped;  2.7 g/t gold – capped,
3.2% lead, 4.1% zinc, 0.37% copper, over 34.35 m (true width of 26.45 m)

Including: 919 g/t (26.8 opt) silver - capped;  4.94 g/t gold - capped,
5.25% lead, 4.87% zinc, 0.62% copper over 13.25 m (true width of 10.20 m)

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) reports new exploration results from the Valdecañas Vein on the Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) Joint Venture property (owned 44% by MAG and 56%  by Fresnillo plc). Four new exploration step-out holes were targeted approximately 100 metres below the existing “Deep Zone” Indicated and Inferred Resources (see press release dated May 27, 2014). The four holes were drilled on 150 metre centres over a strike length of approximately 500 metres below the en echelon overlap zone between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property (see Table 1).  This new zone appears to be the extension of the southwest dipping Valdecañas Vein system and it remains open to depth along the entire strike length within the Joint Venture boundary.

These intercepts widen progressively up to 32.09 metres (true widths) towards the east in the central portion of the property, significantly extending the widening Deep Zone to depth. The intercepts also show significant amounts of calc-silicate (skarn) alteration in and around the veins and the first significant copper values for the entire area; both indications of higher temperature mineralization conditions.  The high silver and gold in Holes P2 and P3 coincide with zones of overprinted quartz veins that cut across earlier base-metal rich calc-silicate vein stages, indicating superimposition of an additional precious-metals rich vein stage.

“We are extremely pleased to see such a dramatic widening in tandem with strong grades in the Valdecañas Vein at these depths. The geological providence of this system continues to deliver significant results.” said George Paspalas, President and CEO of MAG Silver.

Table 1: Assay Results – Exploration Step Out Holes P1-P4(1)

Hole-ID Valdecañas Vein West (“W”) East (“E”)	From	To	Interval (m) (3)	(2) True Width (m) (3)	Gold (g/t) (3)	Silver (g/t) (3)	Silver (opt)(3)	Lead (%)	Zinc (%)	Copper (%)	Capping(4)
P1 (W)	941.80	955.30	13.50	11.69	1.45	103	3.0	2.24	4.31	0.18
Incl	941.80	949.20	7.40	6.41	1.96	169	4.9	3.60	7.03	0.26
Incl	943.00	947.20	4.20	3.64	3.12	213	6.2	3.25	8.19	0.32
P2 (W)	981.50	1010.15	28.65	22.06	2.98	195	5.7	5.36	6.64	0.45
Incl	984.55	986.20	1.65	1.27	0.61	267	7.8	11.75	13.67	0.21
Incl	992.65	994.90	2.25	1.73	11.40	97	2.8	2.25	4.87	0.25
Incl	995.95	1008.95	13.00	10.01	3.85	308	9.0	8.67	8.39	0.73
Incl	999.95	1002.95	3.00	2.31	0.48	466	13.6	4.58	10.02	1.70
Incl	1006.95	1008.95	2.00	1.54	14.55	403	11.8	16.33	16.50	0.22
Incl	1006.95	1007.95	1.00	0.77	16.00	564	16.5	20.00	14.20	0.20
or	1006.95	1007.95	1.00	0.77	84.70	564	16.5	20.00	14.20	0.20	Uncapped
P3-2 (E)	761.50	764.25	2.75	2.12	1.13	467	13.6	2.39	6.38	0.04
and (W)	940.20	974.55	34.35	26.45	2.65	405	11.8	3.22	4.09	0.37
Incl	948.25	950.25	2.00	1.54	9.45	172	5.0	7.78	6.78	0.30
incl	959.55	972.80	13.25	10.20	4.94	919	26.8	5.25	4.87	0.62
incl	963.55	964.55	1.00	0.77	16.00	770	22.5	7.98	18.35	0.62
or	963.55	964.55	1.00	0.77	161.50	770	22.5	7.98	18.35	0.62	Uncapped
incl	969.20	972.80	3.60	2.77	8.26	2,804	81.8	4.99	2.66	1.04
or	969.20	972.80	3.60	2.77	8.26	8,751	255.2	4.99	2.66	1.04	Uncapped
incl	969.80	970.80	1.00	0.77	11.50	6,000	175.0	8.28	2.90	2.18
or	969.80	970.80	1.00	0.77	11.50	27,411	799.5	8.28	2.90	2.18	Uncapped
P4 (W)	1006.00	1051.20	45.20	32.09	0.80	137	4.0	1.50	6.50	0.82
incl	1006.00	1023.25	17.25	12.25	1.50	118	3.4	2.77	14.52	0.44
incl	1007.55	1017.30	9.75	6.92	2.29	127	3.7	3.79	18.78	0.33
incl	1010.55	1014.25	3.70	2.63	0.42	128	3.7	5.10	25.24	0.27
incl	1015.25	1017.30	2.05	1.46	9.43	201	5.9	2.69	16.87	0.78
incl	1039.35	1050.20	10.85	7.70	0.17	326	9.5	1.79	3.86	2.36
incl	1039.35	1042.35	3.00	2.13	0.11	672	19.6	5.65	6.78	4.18

(1)  See cross section (Figure 1) and longitudinal sections (Figures 2 & 3) below and at www.magsilver.com.

(2)  True widths were estimated/measured from cross sections.

(3)  Legend: metres (“m”); grams per tonne (“g/t”); ounces per ton (“opt”).

(4)  Unless otherwise indicated as uncapped, all silver assays over 6,000 g/t were capped at 6,000 g/t and all gold assays over 16 g/t were capped at 16 g/t, consistent with the capping used for the existing Indicated and Inferred Resources (see press release dated May 27, 2014).

Dr. Peter Megaw, the Company’s Chief Exploration Officer, added that “the appearance of copper and strong skarn alteration in this area, combined with the later cross-cutting silver-gold rich veining suggests that we may have hit an ore-fluid upwelling zone, which could open up a new exploration target zone along the Valdecañas vein system.”

The results reported above are part of ongoing exploration being carried out by Minera Juanicipio, with these four holes being exploration step-outs beneath the previous deepest drilling on the property.  In addition to the exploration drilling, ramp advancement and associated surface and underground mining infrastructure continue to be progressed on the Juanicipio property. Metallurgical drilling on the Valdecañas Vein continues with one drill currently operating.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 25 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer (CXO) and a Shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas and Juanicipio silver vein discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"
President and CEO

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: www.magsilver.com Phone: (604) 630-1399 Toll free: (866) 630-1399	Email: info@magsilver.com Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

Figure 1: Minera Juancipio, Valdecañas Veins - Cross Section

NE
SW
Valdecañas Section I
1,900 masl
1,800 masl
1,700 masl
1,600 masl
1,500 masl
1,400 masl
1,300 masl
J04
J04B
A
B
C
D2
M17
M16
ID
IG
E
F
G
D
?
?
P3-2
Valdecañas East (V1E)
Valdecañas West (V1W)
Legend
Previously Defined Vein
Potential Vein Extension
100 m
MAG

Label	Hole ID	Interval	TW	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	VEIN
A	M17	5.25	4.10	2.73	203	1.48	2.52	V1W
B	ID2	6.20	5.87	1.12	201	0.65	3.59	V1W
C	M16	5.75	3.71	5.21	626	3.92	6.59	V1W
D	P3-2	34.35	26.45	2.65*	405*	3.22	4.09	V1W
E	ID	1.00	0.90	0.51	30	0.20	1.04	V1E
F	IG	1.55	1.40	1.43	16	0.10	0.28	V1E
G	P3-2	2.75	2.12	1.13	467	2.39	6.38	V1E

Section viewed to the southeast | * denoted capped composite

Figure 2: Minera Juancipio, Valdecañas West- Longitudinal Section

W
Inclined Longitudinal Section
(NSR x True Width)
E
Section D
Section F
Section G
Section H
Section I
Section J
Section K
Section L
Section M
Section N
Section O
Section P
Section Q
Section R
Section S
Section T
Section U
Area of Overlap
V1W
V1E
Juanicipio JV
(Valdecañas West "V1W")
Western extent of East Vein
NSR x TW
($/tonne x metres)
>4,000
2,000 to 4,000
500 to 2,000
200 to 500
0 to 200
x Hole in Progress
Current Release
P1
P2
P3-2
116 m
102 m
Bonanza Zone
Deep Zone
(11.69 m | 1.45 103 2.2 4.3 0.18)
(22.06 m | 2.98* 195 5.4 6.6 0.45)
(26.45 m | 2.65* 405* 3.2 4.1 0.37)
200 m
MAG

Intercepts = True Width (m) | Au (g/t) Ag (g/t) Pb (%) Zn(%) Cu(%)
True widths estimated from sections | * denoted capped composite

NSR calculated using the following conversions: $0.51/g Ag, $30.11/g Au, $12.21/% Pb and $9.07/% Zn.
These are the same values used in the 2014 resource calculation (filed June 3, 2014 on SEDAR).

Figure 3: Minera Juancipio, Valdecañas East – Longitudinal Section

W
Inclined Longitudinal Section
(NSR x True Width)
E
Section D
Section F
Section G
Section H
Section I
Section J
Section K
Section L
Section M
Section N
Section O
Section P
Section Q
Section R
Section S
Section T
Section U
Area of Overlap
V1W
(West Vein)
V1E
(East Vein)
Juanicipio JV
(Valdecañas East "V1E")
Eastern extent of West Vein
NSR x TW
($/tonne x metres)
>4,000
2,000 to 4,000
500 to 2,000
200 to 500
0 to 200
x Hole in Progress
Current Release
(2.12 m | 1.13 467 2.4 6.4 0.04)
P3-2
Bonanza Zone
Deep Zone
193 m
P4
(32.09 m | 0.80 137 1.5 6.5 0.82)
200 m
MAG

Intercepts = True Width (m) | Au (g/t) Ag (g/t) Pb (%) Zn(%) Cu(%)
True widths estimated from sections | * denoted capped composite

NSR calculated using the following conversions: $0.51/g Ag, $30.11/g Au, $12.21/% Pb and $9.07/% Zn.
These are the same values used in the 2014 resource calculation (filed June 3, 2014 on SEDAR).